                                UNITED STATES                    SEC File Number
                      SECURITIES AND EXCHANGE COMMISSION            001-12515
                            Washington, D.C. 20549
                                                                   Cusip Number
                                 FORM 12b-25

                          NOTIFICATION OF LATE FILING

(Check One) [ ] Form 10-K __ Form 20-F __ Form 11-K [X] Form 10-Q __ Form N-SAR

                 For Period Ended: March 31, 2005
                 [  ]     Transition Report on Form 10-K
                 [  ]     Transition Report on Form 20-F
                 [  ]     Transition Report on Form 11-K
                 [  ]     Transition Report on Form 10-Q
                 [  ]     Transition Report on Form N-SAR
                 For the Transition Period Ended:____________________________

 READ ATTACHED INSTRUCTION SHEET BEFORE PREPARING FORM.  PLEASE PRINT OR TYPE

   Nothing in the form shall be construed to imply that the Commission has verified any information contained herein.
--------------------------------------------------------------------------------
    If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
--------------------------------------------------------------------------------

PART I - REGISTRANT INFORMATION

OM Group, Inc.
--------------------------------------------------------------------------------
Full Name of Registrant


--------------------------------------------------------------------------------
Former Name if Applicable

127 Public Square, 1500 Key Tower
--------------------------------------------------------------------------------
Address of Principal Executive Office (STREET AND NUMBER)

Cleveland, OH 44114-1221
--------------------------------------------------------------------------------
City, State and Zip Code


PART II - RULES 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box)

 X       (a)     The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

__       (b)     The subject annual report, semi-annual report, transition
                 report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

 __      (c)     The accountant's statement or other exhibit required by Rule
                 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 11-K, 20-F,
10-Q,   N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Company completed and filed its 2003 Form 10-K, which contained restated financial statements for 2002 and 2001 and restated financial information for 2000 and 1999, on March 31, 2005. The Company is currently working to complete and file its Form 10-Q's and Form 10-K for 2004.

As a result, the Company is unable to file its Form 10-Q for the three months ended March 31, 2005 by the prescribed due date. The Company intends to complete its 2004 filings and first quarter 2005 Form 10-Q as promptly as is practicable, but does not expect such filing to be made by May 16, 2005.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

         R. Louis Schneeberger             216                 781-0083
         --------------------------     -----------        ------------------
                  (Name)                (Area Code)        (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such reports been filed? If answer is no identify report(s).
         __  Yes   X  No

         Form 10-Q - Quarter ended March 31, 2004
         Form 10-Q - Quarter ended June 30, 2004
         Form 10-Q - Quarter ended September 30, 2004
         Form 10-K - Year ended December 31, 2004

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject
         report or portion thereof?    X  Yes   __ No

         If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made:

         The results for the quarter ended March 31, 2005 are expected to be significantly different from those to be reported for 2004 due primarily to the benefit in the 2004 first quarter of selling cobalt finished goods inventory that was manufactured using raw materials that were purchased before the rapid increase in the cobalt price near the end of 2003. In the first quarter of 2005, the opposite occurred - as cobalt prices declined - negatively impacting 2005 profitability.

         Since the Company has not yet finalized its first quarter 2005 results and publicly released its earnings, it is not possible at this time to discuss further any changes in the results of operations between the first quarters of 2005 and 2004.



--------------------------------------------------------------------------------

                                 OM Group, Inc.
             ------------------------------------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date May 11, 2005                       By /s/ R. Louis Schneeberger
                                       ----------------------------------------